

Mail Stop 3561

April 3, 2007

Stephen Hughes, Chairman
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

> **Re:** **Boulder Specialty Brands, Inc.**
> **Amendment No. 4 to Proxy Statement on**
> **Schedule 14A**
> **Filed March 22, 2007**
> **File No. 000-51506**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the statement in the fairness opinion on page B-3 that "it is understood that the Opinion is only for the information of the Board of Directors in connection with its consideration of the Proposed Transaction." Please remove this statement in light of the disclosure on page B-3 that "The Opinion may be included in its entirety in any proxy statement distributed to shareholders of Boulder in connection with the Proposed Transaction."

Note 2 – Revenue Recognition, page FS-59

2.   According to your response to prior comment 3, you believe you recognized revenue in a conservative manner in accordance with SAB Topic 13. Please clarify the specific guidance you relied on to support your revenue recognition policy. Explain specifically why you believe excluding the last week of sales meets the delivery and performance criteria in SAB Topic 13. Also, please tell us the reasons you recognize revenue upon delivery to customers rather than at the time of shipment. Tell us when title transfers to the customer and the customary shipping terms (e.g. FOB Destination). Also, in your letter dated February 14, 2007, you state you recognized revenue upon delivery "based on the time it would take to deliver to… customers, determined by the distance traveled between shipment point and the delivery point." Please clarify whether this is a separate adjustment from the exclusion of the last week of sales, or whether excluding the last week of sales is the result of this analysis.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or to Tom Kluck, who supervised the review of your filing, at (202) 551-3233.

Sincerely,

John Reynolds
Assistant Director

cc: Andrea Mason
        Fax: (904) 359-8700